Q2 FY14 MANAGEMENT PRESENTATION 14 November 2013 Exhibit 99.4

This Management Presentation contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include:
• statements about the company’s future performance;
• projections of the company’s results of operations or financial condition;
• statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
• expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;
• expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;
• expectations concerning dividend payments and share buy-backs;
• statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
• statements regarding tax liabilities and related audits, reviews and proceedings;
• statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the Australian
Securities and Investments Commission (ASIC);
• statements regarding the possible consequences and/or potential outcome of the legal proceedings brought against two of the company’s subsidiaries by the New Zealand Ministry of Education and the potential product liabilities, if any, associated with such proceedings;
• expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
• expectations concerning indemnification obligations;
• expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;
• statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and
• statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

DISCLAIMER

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,”
“may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control.
Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk
Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 27 June 2013, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loa
n facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products;
reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to
Ireland, including changes in corporate governance and any potential tax benefits related thereto; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to the company, or at all;
acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in our forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.

DISCLAIMER (CONTINUED)

• Overview and Operating Review – Louis Gries, CEO
• Financial Review – Russell Chenu, CFO
• Questions and Answers
4
In this Management Presentation, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 47. The company presents financial measures that it believes are customarily used by its
Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit before income taxes” and “Net operating profit”. The company may also present other terms for measuring its sales volumes (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“EBIT excluding asbestos, ASIC expenses and New Zealand product liability expenses”, “EBIT margin excluding asbestos, ASIC expenses and New Zealand product liability expenses”, “Net operating profit excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments”, “Diluted earnings per share excluding asbestos, ASIC expenses,
New Zealand product liability expenses and tax adjustments”, “Operating profit before income taxes excluding asbestos and New Zealand product liability expenses”, “Effective tax rate on earnings excluding asbestos, New Zealand product liability expenses and tax adjustments”, “Adjusted EBITDA”, “General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs” and “Selling, general and administrative expenses excluding New Zealand product liability expenses”). Unless otherwise stated, results and comparisons are of the 2 nd quarter and 1 st half of the current fiscal year versus the 2 nd quarter and 1 st half of the prior fiscal year.
AGENDA

OVERVIEW AND OPERATING REVIEW Louis Gries, CEO

GROUP OVERVIEW

Net operating profit reflects:
USA and Europe Fibre Cement EBIT margins of 22.5% and 22.0% for the quarter and half year, respectively, are within target EBIT margin range
1   Comparisons are of the 2 nd quarter and 1 st half of the current fiscal year versus the 2 nd quarter and 1 st half of the prior fiscal year
1
Q2 Q2 %  HY HY %
FY 2014 FY 2013 Change FY 2014 FY 2013 Change
Net operating profit 51.9 15.0 194.1 83.5
Net operating profit excluding asbestos, ASIC expenses,
New Zealand product liability expenses and tax
adjustments
56.3 38.9 45 108.3 82.7 31
Diluted earnings per share excluding asbestos, ASIC
expenses, New Zealand product liability expenses and tax
adjustments (US cents)
12.7 8.8 44 24.4 18.8 30
US$ Millions
• Higher sales volumes and average net sales price in the USA and Europe Fibre Cement business
• Higher sales volumes and average net sales price in the Asia Pacific Fibre Cement business-
however, a stronger US dollar partially offset the improved financial performance in local currencies

USA and Europe Fibre Cement results reflected:
• Higher sales volume due to increased activity in new construction market and modest growth in R&R market
• Higher average net sales price
2
• Higher production costs, including higher input costs
• Increased idle facility costs incurred on existing manufacturing equipment in the Fontana, California plant as part of its refurbishment
• Leveraging on prior year investment in organisational capability
1
USA AND EUROPE FIBRE CEMENT 2
nd
QUARTER SUMMARY
1
1 Comparisons are of the 2 nd quarter of the current fiscal year versus the 2 nd quarter of the prior fiscal year
2
During the second quarter of FY14, the company refined its methodology for calculating average net sales price in both the USA and
Europe and Asia Pacific Fibre Cement segments to exclude ancillary products that have no impact on fibre cement sales volume, which is measured and reported in million square feet (“mmsf”). As the revenue contribution of these ancillary products has been increasing, the company believes the refined methodology provides an improved disclosure of average net sales price, in line with the company’s primary fibre cement business, which is a key segment performance indicator. The company has restated average net sales price in the prior periods to conform with the current quarter and half year calculation of average net sales price.
Readers are referred to the “Five Year Financial Summary” on the company’s Investor Relations website at
http://www.ir.jameshardie.com.au/jh/results_briefings.jsp for the refined comparative average net sales price for the periods
FY2009 through FY2013 using this revised methodology

2nd Quarter Result
Net Sales up 25% to US$298.7 million
Sales Volume up 21% to 446.4 mmsf
Average Price  up 4% to US$658 per msf
EBIT up 53% to US$67.3 million
EBIT Margin up 4.0 pts to 22.5%
8
1   Comparisons are of the 2 nd quarter of the current fiscal year versus the 2 nd quarter of the prior fiscal year
2   Prior period amounts have been restated to conform with current year refined methodology for calculating average net sales price
1
USA AND EUROPE FIBRE CEMENT
2

Half Year Result
Net Sales up 18% to US$576.8 million
Sales Volume up 15% to 874.3 mmsf
Average Price  up 2% to US$648 per msf
EBIT up 34% to US$126.7 million
EBIT Margin up 2.8 pts to 22.0%
9
1   Comparisons are of the 1 st half of the current fiscal year versus the 1 st half of the prior fiscal year
2   Prior period amounts have been restated to conform with current year refined methodology for calculating average net sales price
1
USA AND EUROPE FIBRE CEMENT
2

James Hardie

Quarterly EBIT and EBIT Margin [1]

80
70
60
50
40
30
20
10
0
EBIT US$M
35
30
25
20
15
10
5
0
EBIT Margin
FY09
FY10
FY11
FY12
FY13
FY14
EBIT
EBIT Margin

1 Excludes asset impairment charges of US$14.3 million in 4 th quarter FY12, US$5.8 million in 3 rd quarter FY13 and US$11.1 million in 4 th quarter FY13 10 USA AND EUROPE FIBRE CEMENT

James Hardie

Top Line Growth

3,000
2,800
2,600
2,400
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
JH Volume (mmsf), Starts (000s Units)
$1,300
$1,200
$1,100
$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
Revenue (US$M)
'00
'01
'02
'03
'04
'05
'06
'07
'08
'09
'10
'11
'12
'13
JH Volume
Housing Starts
JH Revenue

Rolling 12 month average of seasonally adjusted estimate of housing starts by US Census Bureau 11 USA FIBRE CEMENT

550
590
630
670
FY09 FY10 FY11 FY12 FY13 HY FY14
12
Average Net Sales Price (US dollars)
US$648
USA AND EUROPE FIBRE CEMENT
1 Prior period amounts have been restated to conform with current year refined methodology for calculating average net sales price
1

ASIA PACIFIC FIBRE CEMENT 2
nd
QUARTER SUMMARY
13
1 Comparisons are of the 2 nd quarter of the current fiscal year versus the 2 nd quarter of the prior fiscal year
2 Prior period amounts have been restated to conform with current year refined methodology for calculating average net sales price
Asia Pacific Fibre Cement results reflected:
• Higher sales volume
• Improvement in Australia’s new residential market; however, revenue growth constrained by decrease in the R&R market
• Continued increase in New Zealand housing activity
• Higher A$ average net sales price
2
• Lower manufacturing costs
• Depreciation of A$ against US$
1

2nd Quarter Result
Net Sales down  3% to US$93.3 million
Sales Volume up 5% to 107.7 mmsf
Average Price  up 4% to A$933 per msf
EBIT up 4% to US$22.1 million
A$ EBIT up 15% to A$23.9 million
EBIT Margin up 1.6 pts to 23.7%
14
1 Comparisons are of the 2 nd quarter of the current fiscal year versus the 2 nd quarter of the prior fiscal year
2  Prior period amounts have been restated to conform with current year refined methodology for calculating average net sales price
3
Excludes New Zealand product liability expenses of US$0.3 million and US$5.7 million in the 2 nd quarter of the current fiscal year and
2 nd
quarter of the prior fiscal year, respectively
1
3
3
ASIA PACIFIC FIBRE CEMENT
2
3

Half Year Result
Net Sales up  2% to US$187.4 million
Sales Volume up 6% to 210.1 mmsf
Average Price  up 3% to A$924 per msf
EBIT up 11% to US$43.2 million
A$ EBIT up 18% to A$45.3 million
EBIT Margin up 1.9 pts to 23.1%
15
1 Comparisons are of the 1 st half of the current fiscal year versus the 1 st half of the prior fiscal year
2 Prior period amounts have been restated to conform with current year refined methodology for calculating average net sales price
3 Excludes New Zealand product liability expenses of US$4.9 million and US$5.7 million in the 1 st half of the current fiscal year and 1 st half of the prior fiscal year, respectively
1
3
3
ASIA PACIFIC FIBRE CEMENT
2
3

USA and Europe Fibre Cement
• The US operating environment continues to reflect an increasing number of housing starts and improving house values
• The company is continuing with its plan to expand capacity through new capital investments and re-
commissioning of idled facilities in future periods
• FY14 EBIT margin is expected to be above 20%, absent major adverse external factors
Asia Pacific Fibre Cement
• In Australia, new residential market picking up, but earnings performance expected to be only slightly improved compared to prior year
• In New Zealand, the housing market continues to improve, particularly in the Auckland and Christchurch areas
• In the Philippines, the business continues to experience steady growth in its core market segments and is expected to deliver consistent earnings in the remainder of the financial year
GROUP OUTLOOK

Asia Pacific Fibre Cement
USA and Europe Fibre Cement
1 Nominal capacities are based on production of 5/16’’ HardieZone 10 product, without regard to actual or anticipated product mix
MANUFACTURING CAPACITY EXPANSION
• In Q1 FY14, James Hardie acquired the previously-leased land and buildings at its existing Carole Park
(Brisbane) plant and is expanding production capacity at the site - investment of approximately
A$89 million
• New production capacity on-track to be fully operational in first half of CY15
• Production at Rosehill (NSW) and Meeandah (Queensland) sites will continue
• Refurbishment of the Fontana, California plant with investment of US$34 million with nominal capacity of 300 mmsf
1
remains on schedule for an early 2014 reopening
• A fourth sheet machine and ancillary facilities at the Plant City, Florida location approved, with an investment of US$65 million with nominal capacity of 240 mmsf
1
• A third sheet machine and ancillary facilities at the Cleburne, Texas location approved, with an investment of US$37 million with nominal capacity of 200 mmsf
1
• Plant City and Cleburne expansions are expected to be commissioned by mid-2015 calendar year

FINANCIAL REVIEW Russell Chenu, CFO

Overview
• Higher sales volumes, local currency revenues, EBIT and EBIT margins in all major business units
• Unfavourable movement in the accounting provision for legacy product liability claims in New Zealand, resulting in an expense of US$0.3 million and US$4.9 million for the quarter and half year, respectively
• Favourable asbestos adjustments of US$90.4 million during the half year as a result of the 11%
depreciation of the A$/US$ spot exchange rate at 30 September 2013 versus 31 March 2013
• Depreciation of A$ against US$
19
FINANCIAL REVIEW
• Earnings impacted by:
• Increase in net operating cash flow to US$175.4 million for the current half year compared to net cash used of
US$7.8 million in the prior half year
• Increase in net capital expenditures to US$44.0 million, including purchase of the previously-leased land and buildings located at the Carole Park, Brisbane plant and the refurbishment of idled manufacturing assets at the
Fontana, California plant
• Dividends totaling US$163.6 million, representing US37.0 cents per security were paid on 26 July 2013 from
FY13 earnings
• The company today announced an ordinary dividend of US8.0 cents per security, reflecting increase in dividend payout ratio, effective in the current financial year

RESULTS - Q2
US$ Millions  Q2 '14 Q2 '13 % Change
Net sales  392.0 334.4 17
Gross profit  133.1 111.3 20
SG&A expenses  (53.8) (56.6) 5
Research & development expenses  (7.4) (9.5) 22
Asbestos adjustments  (4.1) (22.4) 82
EBIT  67.8 22.8
Net interest expense (0.4) -
Other income  0.1 0.3 (67)
Income tax expense (15.6) (8.1)
Net operating profit 51.9 15.0

1   Includes AICF SG&A expenses and AICF interest income
RESULTS - Q2 (CONTINUED)
US$ Millions  Q2 '14 Q2 '13 % Change
Net operating profit 51.9 15.0
Asbestos:
Asbestos adjustments  4.1 22.4 (82)
Other asbestos   (0.2) (0.7) 71
ASIC expenses - 0.3
New Zealand product liability expenses 0.3 5.7 (95)
Asbestos and other tax adjustments 0.2 (3.8)
Net operating profit excluding asbestos, ASIC
expenses, New Zealand product liability
expenses and tax adjustments 56.3 38.9 45
1

1   Includes AICF SG&A expenses and AICF interest income
RESULTS – HALF YEAR
US$ Millions
HY '14 HY '13 % Change
Net sales  764.2 674.1 13
Gross profit  259.4 221.3 17
SG&A expenses  (108.7) (100.9) (8)
Research & development expenses  (16.4) (17.9) 8
Asbestos adjustments  90.4 2.8
EBIT  224.7 105.3
Net interest expense (income) (0.3) 0.2
Other income  0.2 0.7 (71)
Income tax expense (30.5) (22.7) (34)
Net operating profit  194.1 83.5

1   Includes AICF SG&A expenses and AICF interest income
RESULTS - HALF YEAR (CONTINUED)
US$ Millions
HY '14 HY '13 % Change
Net operating profit 194.1 83.5
Asbestos:
Asbestos adjustments  (90.4) (2.8)
Other asbestos
1
(0.8) (1.5) 47
ASIC expenses - 0.4
New Zealand product liability expenses 4.9 5.7 (14)
Asbestos and other tax adjustments 0.5 (2.6)
Net operating profit excluding asbestos, ASIC
expenses, New Zealand product liability
expenses and tax adjustments 108.3 82.7 31
Diluted earnings per share excluding asbestos,
ASIC expenses, New Zealand product liability
expenses and tax adjustments (US cents) 24.4 18.8 30
Ordinary dividend declared (US cents) 8.0 5.0 60

1 Research and development expenses include costs associated with research projects that are designed to benefit all business units. These costs are recorded in the Research and Development segment rather than attributed to individual business units
2 Refer slide 43 for further information
24
SEGMENT EBIT – Q2
US$ Millions
Q2 '14 Q2 '13 % Change
USA and Europe Fibre Cement 67.3 44.0 53
Asia Pacific Fibre Cement, excluding New Zealand
product liability expenses
22.1 21.3 4
Research & Development
1
(5.5) (6.3) 13
Total segment EBIT excluding New Zealand
product liability expenses
83.9 59.0 42
General corporate costs excluding asbestos and
ASIC expenses
2
(11.2) (7.4) (51)
Total EBIT excluding asbestos, ASIC expenses
and New Zealand product liability expenses
72.7 51.6 41
Asbestos adjustments (4.1) (22.4) 82
AICF SG&A expenses (0.5) (0.4) (25)
ASIC expenses - (0.3)
New Zealand product liability expenses (0.3) (5.7) 95
Total EBIT 67.8 22.8

1 Research and development expenses include costs associated with research projects that are designed to benefit all business units. These costs are recorded in the Research and Development segment rather than attributed to individual business units
2 Refer slide 44 for further information
25
SEGMENT EBIT – HALF YEAR
US$ Millions HY '14 HY '13 % Change
USA and Europe Fibre Cement
126.7 94.3 34
Asia Pacific Fibre Cement, excluding New Zealand
product liability expenses
43.2 39.0 11
Research & Development (11.6) (12.3) 6
Total segment EBIT excluding New Zealand
product liability expenses
158.3 121.0 31
General corporate costs excluding asbestos and
ASIC expenses
(18.1) (11.7) (55)
Total EBIT excluding asbestos, ASIC expenses
and New Zealand product liability expenses
140.2 109.3 28
Asbestos adjustments 90.4 2.8
AICF SG&A expenses (1.0) (0.7) (43)
ASIC expenses - (0.4)
New Zealand product liaiblity expenses (4.9) (5.7) 14
Total EBIT   224.7 105.3
2
1

James Hardie

A$/US$ Exchange Rate
1.20
1.10
1.00
0.90
0.80
0.70
0.60
30 Sep 09
31 Dec 09
31 Mar 10
30 Jun 10
30 Sep 10
31 Dec 10
31 Mar 11
30 Jun 11
30 Sep 11
31 Dec 11
31 Mar 12
30 Jun 12
30 Sep 12
31 Dec 12
31 Mar 13
30 Jun 13
30 Sep 13

√	
√	
√	√

• Unfavourable impact from translation of Asia Pacific results – Q2 FY14 vs Q2
FY13
• Favourable impact on corporate costs incurred in Australian dollars – Q2 FY14 vs
Q2 FY13
• Favourable impact from translation of asbestos liability balance – 30 September
2013 vs 31 March 2013
26
Earnings Balance Sheet
N/A
N/A
CHANGES IN A$ VERSUS US$

1 Includes AICF SG&A expenses and AICF interest income
INCOME TAX EXPENSE – Q2
US$ Millions
Operating profit before income taxes 67.5 23.1
Asbestos:
Asbestos adjustments 4.1 22.4
Other asbestos
1
(0.2) (0.7)
New Zealand product liability expenses 0.3 5.7
Operating profit before income taxes excluding asbestos
and New Zealand product liability expenses
71.7 50.5
Income tax expense  (15.6) (8.1)
Asbestos and other tax adjustments 0.2 (3.8)
Income tax expense excluding tax adjustments (15.4) (11.9)
Effective tax rate excluding asbestos, New Zealand
product liability expenses and tax adjustments
21.5% 23.6%
Q2 '14 Q2 '13

1 Includes AICF SG&A expenses and AICF interest income
INCOME TAX EXPENSE – HALF YEAR
US$ Millions HY '14 HY '13
Operating profit before income taxes 224.6 106.2
Asbestos:
Asbestos adjustments (90.4) (2.8)
Other asbestos (0.8) (1.5)
New Zealand product liability expenses 4.9 5.7
Operating profit before income taxes excluding asbestos
and New Zealand product liability expenses
138.3 107.6
Income tax expense  (30.5) (22.7)
Asbestos and other tax adjustments 0.5 (2.6)
Income tax expense excluding tax adjustments (30.0) (25.3)
Effective tax rate excluding asbestos, New Zealand
product liability expenses and tax adjustments
21.7% 23.5%
1

1 Certain reclassifications have been reflected in the prior period to conform with current period presentation
CASHFLOW
1
US$ Millions
HY '14 HY '13
EBIT  224.7 105.3
Non-cash items:
Asbestos adjustments (90.4) (2.8)
Other non-cash items 33.4 30.5
Net working capital movements 31.4 (8.2)
Cash Generated By Trading Activities 199.1 124.8
Tax payments, net (12.3) (84.9)
Change in other non-trading assets and liabilities (7.9) 137.6
Change in asbestos-related assets & liabilities (1.7) 1.1
Payment to the AICF - (184.1)
Interest paid (1.8) (2.3)
Net Operating Cash Flow 175.4 (7.8)
Purchases of property, plant & equipment (44.5) (25.5)
Proceeds from sale of property, plant & equipment 0.5 0.1
Common stock repurchased and retired (1.8) -
Dividends paid (163.6) (166.4)
Proceeds from issuance of shares 6.5 12.4
Tax benefit from stock options exercised 0.3 -
Effect of exchange rate on cash 0.1 (0.9)
Movement In Net Cash (27.1) (188.1)
Beginning Net Cash  153.7 265.4
Ending Net Cash  126.6 77.3

• In Q1 FY14, the company completed the purchase of the previously-leased land and buildings at
Carole Park, Brisbane plant and commenced projects to increase the plant’s production capacity
• Refurbishment of Fontana, California plant at cost of US$34 million remains on schedule and is expected to reopen in early calendar year 2014
• As announced today, the company expects to invest approximately US$100 million on manufacturing capacity expansion projects at the Cleburne, Texas and Plant City, Florida plants during the remainder of FY14 and FY15
• Further capacity expansion options in the US being evaluated
CAPITAL EXPENDITURE
US$ Millions
HY '14 HY '13 % Change
USA and Europe Fibre Cement (including
Research and Development)
23.0 20.9 10
Asia Pacific Fibre Cement 21.5 4.6
Total 44.5 25.5 75

• On 14 November 2013, the company announced an ordinary dividend of US8.0 cents per security, up from US5.0 cents per security in the prior corresponding half year. The dividend was declared in US currency and will be paid on 28 March 2014, with a record date of 19
December 2013
• Effective from and including FY14, dividend payout ratio increased from between 30% and
50% to between 50% and 70% of annual NPAT excluding asbestos adjustments
• An ordinary dividend of US13.0 cents per security and a special dividend of US24.0 cents per security were paid on 26 July 2013 from FY13 earnings. Total dividend paid was US$163.6 million
• In May 2013, the company announced a new share buyback program to acquire up to 5% of its issued capital during the following 12 months
• On 31 July 2013, the company repurchased 221,000 shares of its common stock, at cost of
A$2.0 million (US$1.8 million), at an average market price of A$9.02 (US$8.20)

CAPITAL MANAGEMENT AND DIVIDENDS

• At 30 September 2013:
DEBT
• Weighted average remaining term of debt facilities was 2.6 years at 30 September 2013, down from 3.1 years at 31 March 2013
• James Hardie remains well within its financial debt covenants
• Net cash of US$126.6 million compared to net cash of US$153.7 million at 31 March 2013
US$ Millions
Total facilities 405.0
Gross debt -
Cash  126.6
Net cash 126.6
Unutilised facilities and cash  531.6

New Zealand Product Liability claims:
• Since FY02 James Hardie NZ subsidiaries have been joined to product liability claims that relate to buildings primarily constructed from 1998 to 2004
• These claims often involve multiple parties and allege losses due to excessive moisture penetration
New Zealand Ministry of Education (MOE) representative action:
• On 16 April 2013, the MOE filed a ‘representative action’ against two James Hardie NZ subsidiaries and other parties
At 30 September 2013 and 31 March 2013, the total provision for these matters collectively, net of estimated third-party recoveries was US$20.4 million and US$15.2 million, respectively
Q2 FY14 and half year FY14 expense for these matters collectively, of US$0.3 million and US$4.9 million, primarily reflect adverse movements in provisions for existing claims during each respective period
NZ PRODUCT LIABILITY CLAIMS AND NZ MOE REPRESENTATIVE ACTION

ASBESTOS FUND – PROFORMA (UNAUDITED)
• Year to date claims experience of liable entities is adverse relative to the 31 March 2013 actuarial forecast for FY2014 and relative to the prior corresponding period. Specifically, both primary claims and cross-claims (from other defendants) are tracking higher for mesothelioma
• Readers are referred to Note 7 of the company’s 30 September 2013 Condensed Consolidated
Financial Statements for further information on asbestos claims experience
A$ millions
AICF cash and investments - 31 March 2013 128.1
Insurance and cross-claim recoveries 15.2
Interest and investment income 1.9
Claims paid (72.8)
Operating costs (2.1)
Other 1.8
AICF cash and investments - 30 September 2013 72.1

• Net operating profit excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments was US$56.3 million and US$108.3 million, for the quarter and half year, respectively
• The 2
nd
quarter results reflected:
• Improved sales volumes and higher average net sales prices in both the USA and
Europe and the Asia Pacific Fibre Cement segments
• Higher EBIT margins, with USA and Europe Fibre Cement up 4.0 percentage points to
22.5% and Asia Pacific Fibre Cement EBIT margin excluding New Zealand product liability expenses up 1.6 percentage points to 23.7%
• Ongoing investment in the refurbishment and re-commissioning of the Fontana, California plant which remains scheduled to reopen in early calendar year 2014
• Ongoing investment in increasing plant capacity at the Carole Park, Brisbane plant
• Additional manufacturing expansion projects announced at the Cleburne, Texas and Plant City,
Florida plants
• Dividends of US$163.6 million paid July 2013
• First half dividend of 8.0 cents per share and increase in dividend payout ratio, effective current financial year
SUMMARY

• Management notes the range of analysts’ forecasts for net operating profit excluding asbestos for the year ending 31 March 2014 is between US$164 million and US$181 million
1
• Management expects full year earnings excluding asbestos, asset impairments, ASIC expenses,
New Zealand product liability expenses and tax adjustments to be between US$180 million and
US$195 million
• Guidance is dependent on, among other things, housing industry conditions in the US continuing to improve and an average exchange rate of approximately US$0.93/A$1.00 applies for the balance of the year ending 31 March 2014
• Although US housing activity has been improving for some time, market conditions remain somewhat uncertain and some input costs remain volatile
• Management is unable to forecast the comparable US GAAP financial measure due to uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods
FY2014 GUIDANCE
1 Analysts’ forecasts as of 6 November 2013

QUESTIONS

APPENDIX

1
Asia Pacific Fibre Cement EBIT excludes New Zealand product liability expenses of US$0.3 million and US$5.7 million in Q2 ‘14 and Q2 ‘13, respectively and US$4.9 million and US$5.7 million in HY ’14 and HY ‘13 , respectively
FINANCIAL SUMMARY
US$ Millions % Change % Change
Net Sales
USA and Europe Fibre Cement 298.7 $      238.1 $    25 576.8 $   490.1 $    18
Asia Pacific Fibre Cement 93.3 96.3 (3) 187.4 184.0 2
Total Net Sales 392.0 $      334.4 $    17 764.2 $   674.1 $    13
EBIT - US$ Millions
USA and Europe Fibre Cement 67.3 $       44.0 $      53 126.7 $   94.3 $     34
Asia Pacific Fibre Cement 22.1 21.3 4 43.2 39.0 11
Research & Development (5.5) (6.3) 13 (11.6) (12.3) 6
General corporate costs excluding
asbestos and ASIC expenses (11.2) (7.4) (51) (18.1) (11.7) (55)
Total EBIT excluding asbestos, ASIC
expenses and New Zealand product
liability expenses 72.7 $       51.6 $      41 140.2 $   109.3 $    28
Net interest expense excluding AICF
interest income (1.1) (1.1) (2.1) (2.0) (5)
Other income 0.1 0.3 (67) 0.2 0.7 (71)
Income tax expense excluding tax
adjustments (15.4) (11.9) (29) (30.0) (25.3) (19)
Net operating profit excluding
asbestos, ASIC expenses, New
Zealand product liability expenses
and tax adjustments 56.3 $       38.9 $      45 108.3 $   82.7 $     31
Q2 '14 Q2 '13 HY '14 HY '13

1 Excludes asbestos adjustments, AICF SG&A expenses, AICF interest income, tax expense related to asbestos adjustments, ASIC expenses, New
Zealand product liability expenses and tax adjustments
2 Excludes asbestos adjustments, AICF SG&A expenses, New Zealand product liability expenses and ASIC expenses
40
KEY RATIOS
HY '14 HY '13 HY '12
EPS (Diluted)
24.4c 18.8c 18.5c
EBIT/ Sales (EBIT margin)
18.3% 16.2% 17.9%
Gearing Ratio
(9.5)% (6.4)% 2.7%
Net Interest Expense Cover
66.8x 54.7x 32.0x
Net Interest Paid Cover
77.9x 109.3x 30.3x
Net Debt Payback
- - 0.2yrs
1
2
1
2
2

1 Excludes New Zealand product liability expenses of US$0.3 million and US$5.7 million in Q2 FY14 and Q2 FY13, respectively
EBITDA – Q2
US$ Millions
Q2 '14 Q2 '13 % Change
EBIT
USA and Europe Fibre Cement 67.3 44.0 53
Asia Pacific Fibre Cement 1
22.1 21.3 4
Research & Development
(5.5) (6.3) 13
General corporate excluding asbestos and ASIC expenses  (11.2) (7.4) (51)
Depreciation and Amortisation
USA and Europe Fibre Cement 13.2 12.0 10
Asia Pacific Fibre Cement 2.0 2.7 (26)
Total EBITDA excluding asbestos, ASIC expenses and
New Zealand product liability expenses
87.9 66.3 33
Asbestos adjustments (4.1) (22.4) 82
AICF SG&A expenses (0.5) (0.4) (25)
ASIC expenses - (0.3)
New Zealand product liability expenses (0.3) (5.7) 95
Total EBITDA
83.0 37.5

1 Excludes New Zealand product liability expenses of US$4.9 million and US$5.7 million in HY ’14 and HY ‘13, respectively
EBITDA – HALF YEAR
US$ Millions
HY '14 HY '13 % Change
EBIT
USA and Europe Fibre Cement
126.7 94.3 34
Asia Pacific Fibre Cement
43.2 39.0 11
Research & Development
(11.6) (12.3) 6
General corporate excluding asbestos and ASIC expenses (18.1) (11.7) (55)
Depreciation and Amortisation
USA and Europe Fibre Cement
26.6 25.3 5
Asia Pacific Fibre Cement
4.0 4.8 (17)
Total EBITDA excluding asbestos, ASIC expenses and
New Zealand product liability expenses 170.8 139.4 23
Asbestos adjustments 90.4 2.8
AICF SG&A expenses (1.0) (0.7) (43)
ASIC expenses
- (0.4)
New Zealand product liability expenses
(4.9) (5.7) 14
Total EBITDA
255.3 135.4 89
1

GENERAL CORPORATE COSTS – Q2
US$ Millions
% Change
Stock compensation expense 3.4 3.0 (13)
Other costs 7.8 7.1 (10)
General corporate costs excluding ASIC
expenses and recovery of RCI legal costs
11.2 10.1 (11)
ASIC expenses  - 0.3
Recovery of RCI legal costs - (2.7)
General corporate costs 11.2 7.7 (45)
Q2 '14 Q2 '13

GENERAL CORPORATE COSTS – HALF YEAR
US$ Millions
HY '14 HY '13
% Change
Stock compensation expense 3.7 5.6 34
Other costs 14.4 14.3 (1)
General corporate costs excluding ASIC
expenses, intercompany foreign exchange
gain and recovery of RCI legal costs
18.1 19.9 9
ASIC expenses - 0.4
Recovery of RCI legal costs - (2.7)
Intercompany foreign exchange gain - (5.5)
General corporate costs 18.1 12.1 (50)

NET INTEREST (EXPENSE) INCOME
US$ Millions
Q2 '14 Q2 '13 HY '14 HY '13
Gross interest expense (1.0) (0.8) (2.0) (1.6)
Interest income 0.1 0.2 0.2 0.6
Realised loss on interest rate swaps (0.2) (0.5) (0.3) (1.0)
Net interest expense excluding AICF interest income (1.1) (1.1) (2.1) (2.0)
AICF interest income 0.7 1.1 1.8 2.2
Net interest (expense) income (0.4) - (0.3) 0.2

James Hardie

U.S. Housing Starts
Calendar Quarters

800
600
400
200
0
-200
-400
-600
-800
-1000
-1200
(Thousands of Starts)
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
-60%
Q1'05
Q2'05
Q3'05
Q4'05
Q1'06
Q2'06
Q3'06
Q4'06
Q1'07
Q2'07
Q3'07
Q4'07
Q1'08
Q2'08
Q3'08
Q4'08
Q1'09
Q2'09
Q3'09
Q4'09
Q1'10
Q2'10
Q3'10
Q4'10
Q1'11
Q2'11
Q3'11
Q4'11
Q1'12
Q2'12
Q3'12
Q4'12
Q1'13
Q2'13
Jul & Aug-13
6%
7%
7%
4%
4%
-9%
-19%
-25%
-31%
-21%
-23%
-24%
-28%
-31%
-33%
-44%
-51%
-46%
-31%
-19%
17%
12%
-1%
-3%
-7%
-5%
6%
23%
23.4%
28.0%
25.2%
37.8%
34.3%
17.2%
18.4%
Housing starts
%Growth (same QtrPY)

46 TOTAL US HOUSING STARTS

This Management Presentation forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of this package, including the Management’s Analysis of Results, Media Release and Condensed Consolidated
Financial Statements
Definitions
Non-financial Terms
ABS – Australian Bureau of Statistics
AFFA – Amended and Restated Final Funding Agreement
AICF – Asbestos Injuries Compensation Fund Ltd
ASIC – Australian Securities and Investments Commission
ATO – Australian Taxation Office
NBSK – Northern Bleached Soft Kraft; the company's benchmark grade of pulp
Legacy New Zealand product liability expenses (“New Zealand product liability expenses”) – Expenses arising from defending and resolving claims in New Zealand that allege poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors

ENDNOTES

Financial Measures – US GAAP equivalents
This document contains financial statement line item descriptions that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because the company prepares its consolidated financial statements under US GAAP, the following table cross-references each non-US GAAP line item description, as used in Management’s Analysis of Results and Media
Release, to the equivalent US GAAP financial statement line item description used in the company’s condensed consolidated financial statements:
48
Management's Analysis of Results and Consolidated Statements of Operations
Media Release and Other Comprehensive Income (Loss)
(US GAAP)
Net sales Net sales
Cost of goods sold Cost of goods sold
Gross profit Gross profit
Selling, general and administrative expenses Selling, general and administrative expenses
Research and development expenses Research and development expenses
Asbestos adjustments Asbestos adjustments
EBIT
*
Operating income (loss)
Net interest income (expense)* Sum of interest expense and interest income
Other income (expense) Other income (expense)
Operating profit (loss) before income taxes* Income (loss) before income taxes
Income tax (expense) benefit Income tax (expense) benefit
Net operating  profit (loss)* Net income (loss)
*- Represents non-U.S. GAAP descriptions used by Australian companies.
ENDNOTES (CONTINUED)

EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales.
Sales Volumes
mmsf
–
million square feet, where a square foot is defined as a standard square foot of 5/16” thickness msf
–
thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness
Financial Ratios
Gearing Ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity
Net interest expense cover – EBIT divided by net interest expense (excluding loan establishment fees)
Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised
Net debt payback – Net debt (cash) divided by cash flow from operations
Net debt (cash) – Short-term and long-term debt less cash and cash equivalents
Return on Capital employed – EBIT divided by gross capital employed

ENDNOTES (CONTINUED)

EBIT and EBIT margin excluding asbestos, ASIC expenses and New Zealand product liability expenses – EBIT and EBIT margin excluding asbestos, ASIC expenses and New Zealand product liability expenses are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations.
Management uses these non-US GAAP measures for the same purposes
50
NON-US GAAP FINANCIAL MEASURES
Q2 Q2 HY HY
US$ Millions FY 2014 FY 2013 FY 2014 FY 2013
EBIT $ 67.8 $ 22.8 $ 224.7 $ 105.3
Asbestos:
Asbestos adjustments 4.1 22.4 (90.4) (2.8)
AICF SG&A expenses 0.5 0.4 1.0 0.7
ASIC expenses - 0.3 - 0.4
New Zealand product liability expenses 0.3 5.7 4.9 5.7
EBIT excluding asbestos, ASIC expenses and New
Zealand product liability expenses 72.7 51.6 140.2 109.3
Net sales $ 392.0 $ 334.4 $ 764.2 $ 674.1
EBIT margin excluding asbestos, ASIC expenses
and New Zealand product liability expenses 18.5% 15.4% 18.3% 16.2%

Net operating profit excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments –
Net operating profit excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net operating profit.
Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes
51
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q2 Q2 HY HY
US$ Millions FY 2014 FY 2013 FY 2014 FY 2013
Net operating profit $ 51.9 $ 15.0 $ 194.1 $ 83.5
Asbestos:
Asbestos adjustments 4.1 22.4 (90.4) (2.8)
AICF SG&A expenses 0.5 0.4 1.0 0.7
AICF interest income (0.7) (1.1) (1.8) (2.2)
ASIC expenses - 0.3 - 0.4
New Zealand product liability expenses 0.3 5.7 4.9 5.7
Asbestos and other tax adjustments 0.2 (3.8) 0.5 (2.6)
Net operating profit excluding asbestos, ASIC
expenses, New Zealand product liability
expenses and tax adjustments $ 56.3 $ 38.9 $ 108.3 $ 82.7

Diluted earnings per share excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments – Diluted earnings per share excluding asbestos, ASIC expenses, New Zealand product liability expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes
52
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q2 Q2 HY HY
US$ Millions FY 2014 FY 2013 FY 2014 FY 2013
Net operating profit excluding asbestos, ASIC
expenses, New Zealand product liability
expenses and  tax adjustments $ 56.3 $ 38.9 $ 108.3 $ 82.7
Weighted average common shares outstanding -
Diluted (millions) 443.5 439.7 443.2 439.3
Diluted earnings per share excluding asbestos,
ASIC expenses, New Zealand product liability
expenses and tax adjustments (US cents) 12.7 8.8 24.4 18.8

Effective tax rate excluding asbestos, New Zealand product liability expenses and tax adjustments – Effective tax rate on earnings excluding asbestos, New Zealand product liability expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes
53
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q2 Q2 HY HY
US$ Millions FY 2014 FY 2013 FY 2014 FY 2013
Operating profit before income taxes $ 67.5 $ 23.1 $ 224.6 $ 106.2
Asbestos:
Asbestos adjustments 4.1 22.4 (90.4) (2.8)
AICF SG&A expenses 0.5 0.4 1.0 0.7
AICF interest income (0.7) (1.1) (1.8) (2.2)
New Zealand product liability expenses 0.3 5.7 4.9 5.7
Operating profit before income taxes excluding asbestos
and New Zealand product liability expenses $ 71.7 $ 50.5 $ 138.3 $ 107.6
Income tax expense (15.6) (8.1) (30.5) (22.7)
Asbestos and other tax adjustments 0.2 (3.8) 0.5 (2.6)
Income tax expense excluding tax adjustments (15.4) (11.9) (30.0) (25.3)
Effective tax rate   23.1% 35.1% 13.6% 21.4%
Effective tax rate excluding asbestos, New Zealand
Product liability expenses and tax adjustments 21.5% 23.6% 21.7% 23.5%

Adjusted EBITDA – is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate Adjusted EBITDA in the same manner as James Hardie has and, accordingly, Adjusted EBITDA may not be comparable with other companies. Management has included information concerning Adjusted EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements
54
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q2 Q2 HY HY
US$ Millions FY 2014 FY 2013 FY 2014 FY 2013
EBIT $ 67.8 $ 22.8 $ 224.7 $ 105.3
Depreciation and amortisation 15.2 14.7 30.6 30.1
Adjusted EBITDA $ 83.0 $ 37.5 $ 255.3 $ 135.4

General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs
– General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than general corporate costs. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes
55
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q2 HY HY
US$ Millions FY 2013 FY 2013
General corporate costs $ 11.2 $ 7.7 $ 18.1 $ 12.1
Excluding:
ASIC expenses - (0.3) - (0.4)
Intercompany foreign exchange gain - - - 5.5
Recovery of RCI legal costs - 2.7 - 2.7
General corporate costs excluding ASIC
expenses, intercompany foreign exchange
gain and recovery of RCI legal costs $ 11.2 $ 10.1 $ 18.1 $ 19.9
Q2
FY 2014 FY 2014

Selling, general and administrative expenses excluding New Zealand product liability expenses – Selling, general and administrative expenses excluding New Zealand product liability expenses is not a measure of financial performance under US
GAAP and should not be considered to be more meaningful than selling, general and administrative expenses. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes
56
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q2 HY HY
US$ Millions FY 2013 FY 2013
Selling, general and administrative expenses $ 53.8 $ 56.6 $ 108.7 $ 100.9
Excluding:
New Zealand product liability expenses (0.3) (5.7) (4.9) (5.7)
Selling, general and administrative expenses
excluding New Zealand product liability expenses $ 53.5 $ 50.9 $ 103.8 $ 95.2
Net Sales $ 392.0 $ 334.4 $ 764.2 $ 674.1
Selling, general and administrative expenses as a
percentage of net sales 13.7% 16.9% 14.2% 15.0%
Selling, general and administrative expenses
excluding New Zealand product liability expenses as
a percentage of net sales 13.6% 15.2% 13.6% 14.1%
Q2
FY 2014 FY 2014

Q2 FY14 MANAGEMENT PRESENTATION 14 November 2013